116 Huntington Avenue

Boston, MA 02116

August 27, 2009

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 1-14195

Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), this letter provides a summary of information orally requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversation on August 26, 2009. That telephone conversation concerned the materials submitted by the Company to the Staff on August 24, 2009 (the “Materials”) to supplement the Company’s letter dated July 15, 2009 responding to comments submitted by the Staff in a letter dated July 1, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009 (the “Form 10-Q”). For your convenience, the Company has briefly summarized what the Company understands to be the substance of the Staff’s oral request, followed by the Company’s response.

Confidential Treatment Requested by American Tower Corporation

ATC–001

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

As we continue to address the Company’s responses to our comments submitted in the Letter and upon initial review of the Materials, we would like to obtain those exhibits specifically referenced in Sections 12 and 13 of KPMG LLP’s valuation report dated as of January 31, 2007 (the “Report”).

RESPONSE:

In response to the Staff’s request, the Company has attached as Appendix A hereto those exhibits specifically referenced in Sections 12 and 13 of the Report, which relate to customer relationships and network location intangibles acquired in the SpectraSite, Inc. transaction. In particular, included in Appendix A are Exhibits 7.0 through 7.11 and Exhibits 8.0 through 8.1.

*        *        *        *

In submitting this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.
Michael John McCormack, Esq.
Mneesha O. Nahata, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Confidential Treatment Requested by American Tower Corporation

ATC–002

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Appendix A

[* * *]

Confidential Treatment Requested by American Tower Corporation

ATC–003

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83